Exhibit 99.1

New Pacific Intersects Broad Zones of Silver-rich Mineralization from Discovery Drilling at the Carangas Silver Project

Highlights include 187.7 m at 101 g/t AgEq including 7.4 m at 625 g/t AgEq and 143.6 m at 144 g/t AgEq including 26.2 m at 589 g/t AgEq

VANCOUVER, BC, Sept. 8, 2021 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") (TSX:NUAG; NYSE-A: NEWP) is pleased to announce that the Company has received assay results from the first two drill holes of the initial ~3,000 metres ("m") Phase I discovery drill program in a total of 13 drill holes at the Carangas Silver Project, Oruro Department, Bolivia (the "Carangas Project" or the "Project"). The drill holes intersected silver-rich polymetallic mineralization starting at or near-surface and continuing to depth (Table 1, Figure 1).  The assay results of the remaining drill holes are pending.

Table 1. Summary of Drill Intercepts
Hole ID		Depth (from)	Depth (to)	Intercept (1) (m)	AgEq (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)
DCAr0001		0.00	187.70	187.70	101	67	0.63	0.45	0.01
	incl.	23.90	31.28	7.38	625	578	1.58	0.01	0.01
	and	288.23	292.36	4.13	80	48	0.37	0.63	0.00
DCAr0002		1.70	145.32	143.62	144	130	0.41	0.04	0.02
	incl.	39.45	65.69	26.24	589	577	0.40	0.01	0.01

Notes:
1.	Drill intercept is core length, and grade is length weighted. True width of mineralization is unknown due to early stage of exploration without adequate drill data.
2.	Calculation of silver equivalent ("AgEq") is based on the long-term median of the August 2021 Street Consensus Commodity Price Forecasts, which are US$22.50/oz for silver, US$0.95/lb for lead, US$1.10/lb for zinc, and US$3.40/lb for copper.
3.	A cut-off of 20g/t AgEq is generally applied for calculation of length-weighted intercept. Occasionally, samples lower than 20g/t AgEq may be included in the calculation of consolidation of mineralized intercepts.

The discovery drill program commenced on June 21, 2021 (for details please refer to the Company's news release dated June 29, 2021). Phase I of the program comprises ~3,000 m of diamond core drilling designed to test the depth extensions of the historically-mined mineralized zones at West and East Dome (for details please refer to the Company's news releases dated April 12, 2021 and June 14, 2021).

To date, 3,012 m have been completed in 12 drill holes (Figure 1). All drill holes encountered thick intervals of predominantly fracture-controlled, volcanic breccia and/or dacitic tuff-hosted, polymetallic mineralization. While assays are pending, based on geological features and field based, real-time, X-Ray Fluorescence analysis (utilizing a Niton XRF), drilling to date appears to have defined mineralization covering an area approximately 1,000 m long by 300 m wide and up to 200 m in depth (Figure 1). Mineralization remains open in every direction including depth beyond the current drill footprint (Figure 1).

Broad Zones of Silver Mineralization Starting at Surface

Drill hole DCAr0001 was collared in the centre of the West Dome, the locus of historic mining activities. The drill hole was drilled to the south-east at -55 degrees to test the depth extension of historically mined hydrothermal breccias. The drill hole intercepted a 187.70 m interval with a grade of 101 g/t AgEq (67 g/t Ag, 0.63% Pb and 0.45% Zn) from surface. The interval includes a high-grade sub-interval of 7.38 m at 625 g/t AgEq (578 g/t Ag, 1.58% Pb) from 23.90 m to 31.28 m (Table 1).

Two historical mining voids were recorded from 21.22 m to 23.90 m and from 72.80 m to 74.00 m. Near the end of the drill hole, from 288.23 m to 292.36 m, an interval of 4.13 m dacitic, lithic, tuff-hosted mineralization yielded 80 g/t AgEq (48 g/t Ag, 0.37% Pb and 0.63% Zn) suggesting a second mineralized horizon may occur at depth.

Drill hole DCAr0002 was collared on the same drill pad as DCAr0001 and drilled to the south-west at -40 degrees to test for potential extensions of mineralization at depth. The drill hole intercepted 143.62 m at a grade of 144 g/t AgEq (130 g/t Ag, 0.41% Pb and 0.04% Zn) from 1.70 m to 145.32 m, including a high-grade sub-interval of 26.24 m at a grade of 589 g/t AgEq (577 g/t Ag, 0.4% Pb) from 39.45 m to 65.69 m. This drill hole intercepted multiple mining voids with an aggregate total length of 18.93 m without core recovery.

These two drill holes have defined initial morphology of the mineralized host units as sub-horizontal. Breccia-hosted mineralization is characterized by the presence of very fine silver-lead sulfides disseminated in a dark grey, chalcedony matrix between altered rhyolite clasts. Mineralization in the underlying dacitic lithic tuff is characterized by veins and veinlets of silver-lead-zinc sulfides which form sheet veins and veinlets, stockworks, tectonic breccias and associated weakly disseminated sulfides.

Figure 1. Simplified geology plan map and drill holes of the Discovery Drill Program at the Carangas Silver Project. (CNW Group/New Pacific Metals Corp.)

West Dome

The first six drill holes of the program were completed at West Dome, with individual hole lengths varying from 150.0 m to 300.4 m. The first five drill holes, from DCAr0001 to DCAr0005, were collared on the top of the West Dome in volcanic breccia and were drilled in various azimuth directions and dip angles to define and test the mineralization hosted in the surface volcanic breccia horizon and in the underlying dacitic lithic tuff (Figure 1).

The sixth drill hole, DCAr0006, is located on the eastern slope of the dome to test the down dip extension of the wide mineralized fracture zones exposed in historical underground mining workings (Figure 1).

East Dome

Three drill holes, from DCAr0007 to DCAr0009, were completed at East Dome, with individual hole length varying from 250 m to 350 m. All three holes were drilled to the north-northeast at dips of -45 degrees. The drill holes were designed to test the depth extents of the historically mined mineralized fracture zones.

Central Valley

Three drill holes, from DCAr0010 to DCAr0012, were completed to test the fluvial filled Central Valley between West Dome and East Dome. All three drill holes are lined in azimuth direction 20 degrees at dip angle -45 degrees.

South Dome

The final planned hole of Phase I drilling, DCAr0013, will test for mineralization beneath the mineralized outcrop of lithic tuff and breccia at South Dome and the underlying surrounding fluvial sediments.

Table 2. Summary of Drill Holes of the Discovery Drill Program of Carangas Project
Hole ID	Easting	Northing	Altitude (m)	Depth (m)	Azimuth (°)	Dip (°)	Date (start)	Date (completion)	Assay Results	Area
DCAr0001	538781	7905614	4,000	300	120	-55	6/21/2021	6/30/2021	Received	West Dome
DCAr0002	538781	7905614	4,000	200	225	-40	7/2/2021	7/8/2021	Received	West Dome
DCAr0003	538763	7905561	3,990	150	240	-40	7/8/2021	7/12/2021	Pending	West Dome
DCAr0004	538834	7905613	4,000	250	46	-50	7/12/2021	7/16/2021	Pending	West Dome
DCAr0005	538785	7905658	4,015	250	151	-40	7/16/2021	7/26/2021	Pending	West Dome
DCAr0006	538968	7905487	3,910	300	30	-45	7/27/2021	8/3/2021	Pending	West Dome
DCAr0007	539385	7905182	3,904	300	20	-45	8/4/2021	8/9/2021	Pending	East Dome
DCAr0008	539332	7905280	3,890	350	20	-45	8/10/2021	8/15/2021	Pending	East Dome
DCAr0009	539582	7905155	3,970	250	20	-45	8/16/2021	8/19/2021	Pending	East Dome
DCAr0010	539184	7905463	3,875	206	20	-45	8/20/2021	8/23/2021	Pending	Central Valley
DCAr0011	539152	7905374	3,875	250	20	-45	8/26/2021	8/31/2021	Pending	Central Valley
DCAr0012	539121	7905290	3,875	300	20	-45	9/1/2021	in progress	Pending	Central Valley
DCAr0013	538878	7905022	3,880	250	50	-45	planned hole			South Dome
			Total	3,356

Notes:
1.	Drill collar coordinate system is UTM Zone 19S.
2.	Coordinate of drill collar is picked with handheld GPS, subject to minor modification when resurveyed with RTK GPS upon completion of the drilling program.
3.	Depth numbers in the table for holes DCAr0012 and DCAr0013 are planned depth.

QUALITY ASSURANCE AND QUALITY CONTROL

All samples in respect of the exploration program at the Carangas Project, conducted by the Company and discussed in this news release, are shipped in securely-sealed bags by New Pacific staff in the Company's vehicles, directly from the field to ALS Global in Oruro, Bolivia for preparation, and ALS Global in Lima, Peru for geochemical analysis. ALS Global is an ISO 17025 accredited laboratory independent from New Pacific. All samples are first analyzed by a multi-element ICP package (ALS code ME-MS41) with ore grade over specified limits for silver, lead and zinc further analyzed using ALS code OG46. Further silver samples over specified limits are analyzed by gravimetric analysis (ALS code of GRA21). Certified reference materials, various types of blank samples and duplicate samples are inserted to normal drill core sample sequences prior to delivery to laboratory for preparation and analysis. The overall ratio of quality control samples in sample sequences is around twenty percent.

QUALIFIED PERSON

The scientific and technical information contained in this news release has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration, who is a Qualified Person for the purposes of National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43- 101"). The Qualified Person has verified the information disclosed herein, including the sampling, preparation, security and analytical procedures underlying such information, and is not aware of any significant risks and uncertainties that could be expected to affect the reliability or confidence in the information discussed herein.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with precious metal projects, including the flagship Silver Sand Project, the Silverstrike Project and the Carangas Project, all of which are located in Bolivia. The Company is focused on progressing the development of the Silver Sand Project, while growing its Mineral Resources through the exploration and acquisition of properties in the Americas.

For further information, please contact:
Stacey Pavlova, CFA
VP, Investor Relations and Corporate Communications
New Pacific Metals Corp.
Phone: (604) 633-1368
U.S. & Canada toll-free: 1-877-631-0593
E-mail: info@newpacificmetals.com
www.newpacificmetals.com

To receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws.  Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; timing of receipt of permits and regulatory approvals; and estimates of the Company's revenues and capital expenditures.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada, risks associated with community relations and corporate social responsibility, and other factors described under the heading "Risk Factors" in the Company's Annual Information Form and its other public filings.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with COMIBOL by the Plurinational Legislative Assembly of Bolivia; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.  All forward-looking statements in this news release are qualified by these cautionary statements.  Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law.  These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

The disclosure in this news release and referred to herein was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC").  The terms "proven mineral reserve", "probable mineral reserve" and "mineral reserves" used in this news release are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101.  Accordingly, information contained in this news release providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

Investors are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "Inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity.  An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable.  Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7.  Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021.  The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7.  As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources".  In addition, the SEC has amended its definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" to be substantially similar to corresponding definitions under the CIM Definition Standards.  During the period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or reserves contained or referenced in this news release may not be comparable to similar information made public by companies that report according to U.S. standards.  While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

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CNW 17:05e 08-SEP-21